Exhibit 23.1 Independent Registered Public Accounting Firm’s Report

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of FONAR Corporation and Subsidiaries on Form S-8 File No. 333-168771 of our report dated September 30, 2020, which includes an explanatory paragraph as discussed in Note 2 to the consolidated financial statements, states that the Company changed its method of accounting for leases in 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective July 1, 2019, using the optional transition method, with respect to our audits of the financial statements of FONAR Corporation and Subsidiaries as of June 30, 2020 and 2019 and for each of the two years in the period ended June 30, 2020 appearing in this Annual Report on Form 10-K of FONAR Corporation and Subsidiaries for the year ended June 30, 2020.

/s/ Marcum llp

Marcum llp

New York, New York

September 30, 2020